WOODSIDE

7 June 2005





Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 7 June 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 7 JUNE 2005
10:15AM (WST)


WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

Mauritania Offshore Drilling Update

Chinguetti Development Wells

Woodside Mauritania Pty. Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania.

The '*Stena Tay*' drill rig departed Mauritania on 2 June 2005 for planned upgrade work in Las Palmas in the Canary Islands. On its return to Mauritania, the rig is scheduled to resume operations on the Chinguetti development and to drill a series of exploration and appraisal wells.

The '*West Navigator*' drillship continues working on Chinguetti development wells.

Woodside does not plan to issue announcements regarding operations on Chinguetti development wells, but will do so if necessary to comply with its continuous disclosure obligations under the ASX Listing Rules.

The locations of the Chinguetti oil field, and the Tiof and Banda discoveries are shown on the attached map.

Wells are expected to be drilled in three production sharing contract areas during the campaign. Participating Interests in the Chinguetti development and those areas are:

Company	Chinguetti Development	PSC Area A	PSC Area B	PSC Area C6
Woodside group companies (Operator)	47.38448%	53.846%	53.846%	37.578%
Hardman group companies	19.00800%	24.3%	21.6%	22.422%
Groupe Project Chinguetti	12.00000%	--	--	--
BG group companies	10.23440%	13.084%	11.63%	--
Premier group companies	8.12328%	--	9.231%	--
ROC Oil group companies	3.24984%	4.155%	3.693%	5.0%
Fusion group companies	--	4. 615%	--	--
Petronas Carigali Overseas Sdn Bhd	--	--	--	35.0%


MAURITANIA PSC BLOCK 7
18°W
16°W
Location Map
MAURITANIA PSC AREA C6
Tiof
MAURITANIA PSC AREA B
Nouakchott
18°N
2
6
1
5
3
4
Merou-1
Chinguetti
Exploitation
Perimeter
Tevet-1
Banda-1 & 2
Chinguetti
Field
Capitaine-1A
MAURITANIA PSC AREA A
2000m
1000m
200m
100m
50m
17°N
Dorade-1
Mauritania
MAURITANIA PSC AREA C2
N
W
E
S
0
50
kilometres
Scale
WGS 84, UTM Zone 28 CM 15° W
Senegal
St Louis
16°N
Dev./18Nov04Rev03June05/ 800 - 26335 DRIMS# 1400255-v1

LOCATION OF INITIAL EXPLORATION & APPRAISAL WELLS

WOODSIDE

Woodside Petroleum Ltd., GPO Box D188, Perth, Western Australia 6000. Tel: +61 8 9348 4000

www.woodside.com.au A.B.N. 63 005 482 986